

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 12, 2010

Daulat Nijjar
President
Coastline Corporate Services, Inc.
701 N. Green Valley Parkway, Suite 200
Henderson, NV 89074

> **Re:** **Coastline Corporate Services, Inc.**
> **Preliminary Revised Information Statement on Schedule 14C**
> **Filed October 4, 2010**
> **File No. 000-53630**

Dear Mr. Nijjar:

  We have completed our review of your filing and have no further comments at this time on the specific issues raised.

         Sincerely,

         Maryse Mills-Apenteng
         Special Counsel